DHT Holdings, Inc.
Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
+1 (441) 299-4912

November 4, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	DHT Holdings, Inc.
Delaying Amendment to Registration Statement on Form F-3 (File No. 333-199697)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-3 (File No. 333-199697) filed with the Securities and Exchange Commission by DHT Holdings, Inc. on October 30, 2014 (the “Registration Statement”).

Pursuant to Rule 473(c) under the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the facing page of the Registration Statement immediately following the calculation of the registration fee:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Erik R. Tavzel, Esq. of Cravath, Swaine & Moore LLP at (212) 474-1000.

Sincerely,

DHT HOLDINGS, INC.

By:	/s/ Eirik Ubøe
Name: Eirik Ubøe
Title: Chief Financial Officer